                      SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.
                           ________________________
                                AMENDMENT NO. 2
                                      To
                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                           ________________________

                         IMPAC MORTGAGE HOLDINGS, INC.
                               (Name of Issuer)

                         IMPAC MORTGAGE HOLDINGS, INC.
                     (Name of Person(s) Filing Statement)

                   COMMON STOCK,  $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                 452922  10  7
                     (Cusip Number of Class of Securities)
                           ________________________

                              JOSEPH R. TOMKINSON
                            Chief Executive Officer
                         Impac Mortgage Holdings, Inc.
                              20371 Irvine Avenue
                     Santa Ana Heights, California  92707
                                (949) 556-0122
           (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications on Behalf
                    of the Person(s) Filing this Statement)
                           ________________________

                                   COPY TO:
                            Thomas J. Poletti, Esq.
                             Susan B. Kalman, Esq.
                             David M. Tamman, Esq.
                  Freshman, Marantz, Orlanski, Cooper & Klein
                      9100 Wilshire Boulevard, Suite 8-E
                       Beverly Hills, California  90212
                          Telephone:  (310) 273-1870
                          Facsimile:  (310) 274-8357

                               February 24, 1999
    (Date Tender Offer First Published, Sent or Given to Security Holders)

     This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed February 24, 1999, as amended on March 24, 1999, by Impac Mortgage Holdings, Inc. (the "Company") relating to an offer by the Company to exchange up to $35,000,000, aggregate principal amount of its 11% Senior Subordinated Debentures due 2004 for up to 5,000,000 Shares of its Common Stock, par value $.01 per share (the "Common Stock," including the associated Preferred Stock Purchase Rights (the "Rights," and together with the Common Stock, the "Shares")). Upon the terms and subject to the conditions set forth in the Company's Offering

Circular dated February 24, 1999 relating to the Exchange Offer (the "Offering Circular") and the related Letter of Transmittal, as amended hereby, (which are herein collectively referred to as the "Exchange Offer"), copies of such documents are filed as Exhibit (a)(1) and Exhibit (a)(2), respectively, to this Statement. The purpose of this Amendment is to add Exhibit (a)(11) and Exhibit
(a)(12).

Item 8.  Additional Information.

     Item 8. Is hereby amended by adding the following:

     The Exchange Offer expired on Friday, March 26, 1999 at 5:00 p.m. New York City time. In accordance with the terms of the Exchange Offer, the Company accepted for exchange all 1,359,507 validly tendered shares of Common Stock. The exchange price of $5.70 per share was issued in 11% Senior Subordinated Debentures. The Debentures are listed on the American Stock Exchange under the symbol "IMHA." The 1,359,507 shares purchased represented approximately 5.5% of the shares outstanding as of March 26, 1999. The Company now has 22,723,477 shares outstanding.

Item 9.  Material to Be Filed as Exhibits.

     Item 9. Is hereby amended by the addition of the following Exhibits:

     (a) (11) Indenture between the Company and IBJ Whitehall Bank & Trust Company, dated March 29, 1999
     (a) (12) First Supplemental Indenture to Indenture between the Company and IBJ Whitehall Bank & Trust Company, dated March 29, 1999

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          IMPAC MORTGAGE HOLDINGS, INC.,




Dated: April 9, 1999
                                          /s/ Richard J. Johnson
                                          ________________________________
                                          Richard J. Johnson
                                          Executive Vice President and
                                          Chief Financial Officer

                                       2
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                                 EXHIBIT INDEX


EXHIBIT NO.      DESCRIPTION
-----------      -----------
99.(a)(11)       Indenture between the Company and IBJ Whitehall Bank & Trust
                 Company, dated March 29, 1999

99.(a)(12)       First Supplemental Indenture to Indenture between the Company and IBJ Whitehall Bank & Trust Company, dated March 29, 1999


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